FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor Awarded a US$130 million Contract to Build an Expansion to DuPont’s Titanium Dioxide Plant in Mexico

Mexico City, Mex/Irving, Tex, April 29, 2013 – ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A. B de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), announced today a new contract award for the construction of a new titanium dioxide train to be built in DuPont’s complex located in Altamira, Tamaulipas on the Gulf of Mexico.

ICA Fluor will be responsible for the construction, construction management and material management services for the production facility that is scheduled for completion in 2015.

ICA’s proportional share of the contract, US$ 65 million, will be reported as non-consolidated backlog in the second quarter, per IFRS 11 “Joint Arrangements,” which ICA adopted effective January 1, 2013.

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining, and telecommunication industries.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir

Fluor Corporation (NYSE: FLR) designs, builds and maintains many of the world's most challenging and complex projects.  Founded in 1912, John Simon Fluor Sr. started the company with a modest investment of $100.  Since those humble beginnings, the company has grown into one of the largest engineering & construction companies in the world.  Fluor is celebrating its 100th anniversary during 2012.  Today, through its global network of offices on six continents, the company provides comprehensive capabilities and world-class expertise in engineering, procurement, construction, commissioning, operations, maintenance and project management.  Headquartered in Irving, Texas, Fluor is a FORTUNE 200 company and had revenue of $23.4 billion in 2011.  For more information, visit www.fluor100.com and www.fluor.com.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena García elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer